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                              GRUPO PAO DE ACUCAR


                      COMPANHIA BRASILEIRA DE DISTRIBUICAO
                 Publicly Held Company with Authorized Capital
         Corporate Taxpayers' Identification (CNPJ) 47.508.411/0001-56



       MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON MARCH 26, 2004


On March 26, 2004, at 06.00 p.m., at the Company's headquarters, located at Av. Brigadeiro Luiz Antonio, n(degree) 3.142, city of Sao Paulo, state of Sao Paulo, the Members of the Board of Directors gathered together, summoned by its Chairman, with the attendance of the Members who sign the present Minutes. The Chairman of the Board of Directors, Mr. Abilio dos Santos Diniz, presided the meeting, inviting myself, Marise Rieger Salzano, to be the Secretary of the meeting. Starting the meeting, the Chairman informed that the Board Members would deliberate, respecting the Company's Authorized Capital limit, over the issuance of 80,000,000 (eighty million) preferred shares, at subscription price of R$ 22.47 (twenty-two reais and forty-seven cents) per thousand shares, amounting to a total value of R$ 1,797,600.00 (one million, seven hundred ninety-seven thousand and six hundred reais), in light of the subscription and payment of such shares in compliance with the Stock Option Plan, dully approved by the Board of Directors in the meeting held on February 4, 1997 and by the Company's Shareholders in the Special and General Shareholders' Meeting held on April 28, 1997, complying, then, with the Series 3 allotment exercise referring to the above mentioned Plan, whose final term, pursuant to the dispositions of such Plan, expires on March 31, 2004. After debates and discussions, it was approved by the unanimity of the Board Members, the capital increase, complying with the dispositions of the Stock Option Plan - Series 3, upon the issuance of 80,000,000 (eighty million) preferred shares, with no par value, at subscription price of R$ 22.47 per


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thousand shares, amounting to a total value of R$ 1,797,600.00 (one million, seven hundred ninety-seven thousand, six hundred reais). Consequently, the Company's Capital Stock will be increased from R$ 3,157,177,664.23 (three billion, one hundred fifty-seven million, one hundred seventy-seven thousand, six hundred sixty-four reais and twentythree cents), to R$ 3,158,975,264.23 (three billion, one hundred fifty-eight million, nine hundred seventy-five thousand, two hundred sixty-four reais and twenty-three cents), fully paid in and divided into 113,522,239,433 (one hundred thirteen billion, five hundred twenty-two million, two hundred thirty-nine thousand and four hundred thirty-three) shares, with no par value, composed of 63,470,811,399 (sixty-three billion, four hundred seventy million, eight hundred eleven thousand, three hundred ninety-nine) common shares and 50,051,428,034 (fifty billion, fifty-one million, four hundred twenty-eight thousand and thirty-four) preferred shares.

Pursuant to the dispositions of above mentioned Plan approved by both the Board and Directors and Shareholders, preferred shares resulting from such subscription will have the same features and conditions and will be entitled to the same rights and advantages statutorily attributed to such type of shares, being, inclusively, entitled to receive whole dividends corresponding to the fiscal year 2004.

After the capital increase deliberated in the present meeting, the caput of
Article 4 of the Company's Bylaws will have the following wording:

"ARTICLE 4 (caput) - The Company's Capital Stock is R$ 3,158,975,264.23 (three billion, one hundred fifty-eight million, nine hundred seventy-five thousand, two hundred sixty-four reais and three cents), fully paid in and divided into 113,522,239,433 (one hundred thirteen billion, five hundred twenty-two million, two hundred thirty-nine thousand and four hundred thirty-three) shares, with no par value, composed of 63,470,811,399 (sixty-three billion, four hundred seventy million, eight hundred eleven thousand, three hundred ninety-nine) common shares and 50,051,428,034 (fifty billion, fifty-one million, four hundred twenty-eight thousand and thirty-four) preferred shares."



Having no further business to discuss, the meeting was adjourned and the present minutes were drawn up, which, after being read and agreed, were approved and signed by the attendees: Sao Paulo, March 26, 2004. Signatures. Chairman - Abilio dos Santos


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Diniz; Secretary - Marise Rieger Salzano; Board Members: Valentim dos Santos
Diniz, Abilio dos Santos Diniz, Augusto Marques da Cruz Filho, Fernao Carlos B. Bracher, Roberto Teixeira da Costa, Mailson Ferreira da Nobrega, Gerald Dinu Reiss and Luiz Carlos Bresser Gongalves Pereira.


                              This is a true copy.




                             MARISE RIEGER SALZANO
                                   Secretary


Maria Lucia de Araujo
Brazilian Lawyer Association (OAB/SP): 189.868